Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES RESULTS OF ANNUAL MEETING AND BOARD CHANGES

ATHENS, Greece, September 23, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company,” “CCEC” or “we”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today announced the results of its Annual Meeting of Shareholders, held in Piraeus, Greece on September 22nd, 2025.

At that meeting:

1.	Seven directors of the Company were re-elected to serve until the 2026 Annual Meeting of Shareholders or until their successors are duly elected and qualified.

2.	Mr. Abel Rasterhoff retired from the Board of Directors.

3.	Mr. Martin Houston was appointed to the Board of Directors as his successor.

4.	Shareholders ratified the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

Commenting on the developments, Jerry Kalogiratos, CEO of CCEC, stated: “Today marks an important milestone in the evolution of CCEC as we refresh our Board for the next stage of the Company’s growth. On behalf of the Company, I would like to express our deep gratitude to Abel Rasterhoff for his invaluable contributions since our Nasdaq listing in 2007. Abel’s wisdom, guidance, and steady support have been instrumental in shaping CCEC, and we wish him a well-deserved and fulfilling retirement.

We are also delighted to welcome Martin Houston to our Board. Martin’s decades of leadership in global LNG and energy markets will provide critical insight and support as CCEC accelerates its strategy around LNG and the energy transition. His deep industry experience and strong credibility will be invaluable as we pursue our growth ambitions.”

Biography of Martin Houston

Mr. Houston began his career as a petroleum geologist in 1979 and has since accumulated 45 years of international leadership across the energy industry. He currently serves as Chairman of Omega Oil and Gas Ltd and is a Non-Executive Director of Energean plc, BUPA Arabia SA, CC Energy, and Singapore GasCo. He is also Senior Advisor at Moelis & Company.

In October 2024, he stepped down as Co-Founder and Executive Chairman of Tellurian Inc. following the company’s sale. Prior to that, he retired from BG Group in 2014 as Chief Operating Officer and Executive Director after a 32-year career. Mr. Houston is a Merryck mentor and a Fellow of the Geological Society of London. He serves on the Advisory Board of Columbia University’s Center on Global Energy Policy, chairs the Philanthropic Board of Newcastle University, and is an invited member of the U.S. National Petroleum Council.

Since 2000, he has served on boards of directors across multiple jurisdictions, including companies listed on the FTSE, Nasdaq, ASE, ASX, and Tadāwul. He holds a BSc in Geology from Newcastle University and an MSc in Petroleum Geology from Imperial College London.

About Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC) is an international shipping company and one of the world’s leading platforms for gas carriage solutions with a focus on the energy transition. CCEC’s fleet includes 15 high-specification vessels in operation, comprised of 12 latest-generation LNG carriers and three legacy Neo-Panamax container vessels, one of which CCEC has agreed to sell. In addition, the Company has 16 new-buildings under construction, including six LNG carriers, six dual-fuel medium gas carriers, and four handy-size LCO2/multi-gas carriers, scheduled for delivery between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries, and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com